Carolina Financial Corporation

288 Meeting Street

Charleston, South Carolina 29401

September 24, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christopher Dunham, Staff Attorney

Re:	Carolina Financial Corporation (the “Company”)

Registration Statement on Form S-3 (File No. 333-206676)

Filed August 31, 2015

Pre-Effective Amendment No. 1 Filed September 18, 2015

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (SEC File No. 333-333-206676) to 10:00 a.m., Eastern Time, on Tuesday, September 29, 2015 or as soon thereafter as practicable, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

In addition, on behalf of the Company, the undersigned officer acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact B.T. Atkinson of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, at (704) 417-3039 or bt.atkinson@nelsonmullins.com with any questions or concerns.

Very truly yours,

Carolina Financial Corporation

/s/ William A. Gehman, III
William A. Gehman, III
Chief Financial Officer